Exhibit 1

Transactions in the Securities of the Issuer Since the Filing of Amendment No. 1 to the Schedule 13D

Class of Security	Securities Purchased	Price ($)	Date of Purchase

STEEL PARTNERS, LTD.

Common Stock[1]	4,101	3.4000	01/22/2025

1 The price reported is a weighted average price. These Shares were purchased in multiple transactions at prices ranging from $3.3000 to $3.4000 per Share. The Reporting Persons undertake to provide to the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of Shares purchased at each separate price within the range set forth in this footnote.